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                              October 25, 2022

       R. Steve Kinsey
       Chief Financial Officer
       Flowers Foods, Inc.
       1919 Flowers Circle
       Thomasville, Georgia 31757

                                                        Re: Flowers Foods, Inc.
                                                            Form 10-K for the
Fiscal Year ended January 1, 2022
                                                            Filed February 23,
2022
                                                            File No. 001-16247

       Dear R. Steve Kinsey:

              We have reviewed your September 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2022 letter.

       Form 10-K for the Fiscal Year ended January 1, 2022

       Properties, page 21

   1. We understand from your response to prior comment one that you considered but did not select one alternative
for disclosing information that would reasonably inform investors as to the productive
capacity and extent of utilization of your principal physical properties to comply with Instruction
1 to Item 102 of Regulation S-K.

                                                        You explain that you do
not believe detailed information for each bakery would materially enhance an investors
understanding of your business though do not address other
                                                        alternatives. We note
that you have proposed disclosure to explain that your bakeries
                                                        "have adequate
production utilization" and are "able to meet" current requirements.
 R. Steve Kinsey
FirstName LastNameR.  Steve Kinsey
Flowers Foods, Inc.
Comapany
October 25,NameFlowers
            2022       Foods, Inc.
October
Page 2 25, 2022 Page 2
FirstName LastName
         While we do not object to your view on the utility of the disclosure approach considered and described in your response, we believe that you should nevertheless consider other alternatives and formulate disclosure that is responsive to this requirement.

         As described in Instruction 1 to Item 102, productive capacity and the extent of utilization may be provided on a collective basis if appropriate, as for similar types of facilities.

         For example, if there are notable differences in utilization of bakeries engaged in production versus production and sales, a distinction introduced in your prior response, you may address this requirement on a collective basis for these two groups.

         Please also clarify the extent of any reliance on third party manufacturers in meeting demand to provide context for your utilization metrics and in describing your facilities as adequate and able to meet current requirements. We reissue prior comment one.
Management's Discussion and Analysis
Results of Operations, page 33

2. We note that you have declined to comply with prior comment two, seeking disclosure of volumes that correlate with the branded retail, store branded retail, and non-retail revenues that you report on page 33, and disaggregation of the analysis of changes in total revenues on a similar basis to comply with Item 303(b) and (b)(2)(iii) of Regulation S-K.

         You explain that you do not believe further details would materially enhance an investors understanding of your business or operating results, and would be competitively harmful because it would give competitors detailed insight into your sales strategy.

         However, your statements about volumetric changes in revenue categories and components do not appear to have adequate context, without quantification of the actual volumes sold in any period, or of the actual changes in volumes sold.

         For example, the following disclosure excerpts from page 34 do not describe the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods being sold, or to the introduction of new products.

                "In Fiscal 2021, the company has experienced a favorable sales mix of branded retail
              sales....The mix of branded retail sales to total sales remained consistent with Fiscal
              2020 which benefitted from increased demand...."

                "We continued to invest in our brands in Fiscal 2021, including targeting the e-
              commerce channel which has experienced significant growth during the ongoing pandemic. Improved promotional efficiency (measurement of a
promotion   s impact
              on operating performance) in the current year also mitigated the sales decrease."
 R. Steve Kinsey
FirstName LastNameR.  Steve Kinsey
Flowers Foods, Inc.
Comapany
October 25,NameFlowers
            2022       Foods, Inc.
October
Page 3 25, 2022 Page 3
FirstName LastName
                "Branded retail sales declined...Positive pricing actions and favorable mix shifts in
              Fiscal 2021 mostly offset volume declines. We experienced a significant increase in prior year volumes as a result of the onset of the pandemic and the impact of the additional week. Sales of our branded traditional loaf breads experienced the largest declines as we focused production on these items in the prior year...."

                "Both our DKB organic products and Canyon Bakehouse gluten-free products continued to experience volume growth in Fiscal 2021 which partially offset the branded retail sales decline. Fiscal 2021 volumes were still significantly higher than our historical pre-pandemic levels."

                "Store branded retail sales declined significantly due to decreased volume for store branded breads, buns and rolls...partially offset by increased sales of store branded cake and gluten-free products."

                "Sales of our store branded retail products had been declining...and we have experienced an acceleration of this trend during the pandemic, partly due to executing on our strategy to prioritize a more favorable sales mix of branded retail sales."

         While we would not object if you prefer to limit disclosures of volumetric changes to directional remarks when discussing individual components of the revenue categories that are not individually exhibiting material effects, we continue to believe that you should provide meaningful volumetric measures that correlate with your principal revenue categories to provide adequate context for the discussion and analysis.

         However, we expect that you have alternatives for quantifying this information. Please describe for us the various volumetric measures that are utilized to manage operations for each of the principal revenue categories and products within those categories, and explain how you have considered the comparative utility of these measures for disclosure.

         Tell us how knowledge of volumes associated with revenues would constitute "detailed insight into your sales strategy," as you have expressed, and how this concern would vary among and the volumetric alternatives. It should be clear how such disclosure would not simply reinforce and clarify disclosures that you have already made, including those noted
         above, also considering remarks made during earnings calls and in other forums.

         For example, the transcript of your 2022 second quarter earnings call includes the statements "our goal over time is to not only grow dollars but continue growing our unit share," "we saw private label gain a little bit of unit share, 10 basis points of unit share,"
         "overall private label units, they were down almost 8 million units in the quarter," and
         "DKB's unit declines were primarily in California and the mass channel." We also see average unit prices disclosed for several retail brands in your September 8, 2022 presentation for the Barclays Global Consumer Staples Conference on your website.
 R. Steve Kinsey
Flowers Foods, Inc.
October 25, 2022
Page 4

         In conjunction with the foregoing, please explain to us how you have calculated the percentage change in revenue attributed to "Pricing/mix" on page 33 and submit for our review detailed computations of all three percentages presented in the tabulation.

         If the Pricing/mix percentage reflects volumetric changes (e.g. selling fewer store branded retail products and a greater number of branded retail products at higher prices), also tell us your rationale for this approach and how the percentage of the change in revenue that is attributed to volume would be representationally faithful, in your view.

         Please submit for our review the incremental revisions that you believe would resolve the concerns outlined above or if you would like us to further consider your position, also provide us with schedules of revenues and volumes for each category of revenues and corresponding details for material products within these groups for each period.
       You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameR. Steve Kinsey                              Sincerely,
Comapany NameFlowers Foods, Inc.
                                                               Division of
Corporation Finance
October 25, 2022 Page 4                                        Office of Energy
& Transportation
FirstName LastName